Exhibit 4.74

RELOCATION ASSISTANCE AGREEMENT

Doug Snyder

Greenwich Biosciences, Inc. (the “Company”) will provide relocation assistance to Douglas Snyder (the “Employee”) under the terms outlined in this agreement. Relocation benefits must be utilized within one year from the start date in the new location. The employee’s “Start Date” is the date in which they begin employment with the Company.

Benefits under the plan will cease if the Employee resigns his/her employment or is terminated for cause, including poor performance. In addition, if Employee resigns from his/her employment, or is terminated for cause, including for poor performance, within 24 months of relocating, the employee will be required to reimburse the Company for relocation expenses paid for by the Company under this agreement.

Nothing in this agreement should be construed as a contract for employment for any period of time or as altering the at-will nature of the employment relationship. The Company has the right to terminate employees for any or no reason at all, at any time.

The Company will not be responsible for any action taken which is beyond the scope of this agreement, up to and including the Employee’s selection of vendors to facilitate or execute the relocation.

EXPENSES COVERED

Movement of Household Goods

The Company will cover expenses up to a maximum of $10,000 for the services listed below. Where possible, the company will make payments directly to the vendor:

1.     Shipment of Household Goods

The cost of normal household moving services from the former residence to the new residence.

2.     Packing and Unpacking

The cost for normal moving services including packing of normal household effects for shipment and partial unpacking and placement of household goods at the new residence.

4.     Shipment of Personal Vehicles – Maximum of 2 vehicles

The cost of normal move via moving van or auto carrier for 2 personal vehicles from the former residence to the new residence. See “Moving to New Residence.”

5.      No assistance will be provided for the following:

a.	Moving or shipment of items such as livestock, boats, shrubs, construction materials, additional cars, or similar items requiring special handling.
b.	Removal or installation of permanently fixed items such as lighting fixtures, fencing, patios, fireplaces, etc.
c.	Assembly or disassembly of swing sets, pool tables, waterbeds, outdoor fixtures, appliances, etc.
d.	Purchase of fixtures, appliances, equipment or materials for new residence.
e.	Tips or gifts to moving company employees.
f.	Any services performed by you, your dependents or relatives.

Moving to New Residence

Employee will be reimbursed for reasonable and actual expenses incurred for the cost of:

•	Airfare (one-way economy class airfare for employee and eligible dependents) or automobile mileage reimbursement at approved IRS rate per mile incurred while driving to new location.
•	One hotel night at origin or destination or en route, if driving

Miscellaneous Relocation Allowance

To help Employee offset the cost of any miscellaneous costs incurred in a relocation, Employee will receive a lump-sum payment equal to $20,000. This payment is considered taxable income and is subject to state and federal payroll taxes.

This allowance is provided to Employee in a lump-sum payment within 30 days of their Start Date. This payment offers Employee the flexibility to use the funds for interim living and other incidental moving expenses as listed below.

Examples of expenses for which this allowance is provided are as follows:

•	Any fees for breaking a rental lease early.
•	Interim living expenses at the new location, including meals and lodging, until the new residence is occupied.
•	Car rental, laundry, telephone and other incidental expenses incurred during interim living.
•	Charges for disconnection, reinstallation and/or alteration of draperies, carpets, television antennas, etc.
•	All incremental costs for all special services requested by the transferee, as outlined under Movement of Household Goods.
•	New automobile license plates and drivers’ licenses required as a result of an interstate move.
•	Cleaning costs at the former residence and any cleaning cost which may be incurred at the new residence.

•	Conversion/transfer of television, phone, and internet services, etc.
•	Interest charges on bridging loans personally obtained by new employee.
•	All structural changes and/or repairs to the new residence.

Receiving the Miscellaneous Relocation Allowance in a lump-sum permits Employee to manage the amount to their best advantage in paying for such expenses. No amount in addition to this lump-sum (other than specifically called for in other sections of the Relocation Policy) will be provided.

Other Items

Before any reimbursement is made under this policy, Employee will be required to sign a Promissory Note requiring Employee to reimburse the Company for any relocation expenses paid if Employee should voluntarily leave the employment of the Company or be released from employment for cause, including poor performance, within 24 months of relocating.

For purposes of this repayment obligation, “cause” means theft, dishonesty or misconduct with respect to your employment or otherwise relating to the business of Greenwich Biosciences; material neglect of duties; falsification of any employment or Greenwich Biosciences’ records, improper use or disclosure of Greenwich Biosciences’ trade secret or confidential information; conviction or plea of nolo contendere to a felony if such conviction or plea is likely to harm the business or reputation of Greenwich Biosciences; or other conduct that is likely to have an adverse effect on the name or public image of Greenwich Biosciences.

RELOCATION EXPENSE AGREEMENT

Greenwich Biosciences (the “Company”) is providing in its offer of employment relocation assistance of up to a maximum of $10,000 and a relocation lump-sum Miscellaneous Relocation Allowance of $20,000 to Douglas Snyder. This amount will be paid to Douglas Snyder within 30 days of his Start Date.

I, Douglas Snyder, agree to reimburse the Company, if I voluntarily terminate my employment, or if I am terminated for cause, including poor performance, prior to the completion of 24 months (two years) of service after relocating according to the following rates and schedule:

•	100% if employed for less than 6 months
•	75% if employed for 6 months but less than 12 months
•	50% if employed 12 months but less than 18 months
•	25% if employed 18 months but less than 24 months

I also acknowledge that this payment provided for non-deductible moving and relocation expenses will be included in my gross income as wages and treated by the Company as taxable wages subject to withholding of all applicable taxes.

I hereby certify my acceptance of the payback schedule listed above and agree to reimburse the Company in the event of my voluntary or involuntary termination, under the terms described above, prior to the completion of 24 months of service after relocating.

Employee Signature:	Date:	5/8/17